SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #1

                   Under the Securities Exchange Act of 1934




                               CELL GENESYS, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.001 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  150921 10 4
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Hoechst Marion Roussel, Inc.                     Route 202-206
9300 Ward Parkway                                P.O. Box 2500
Kansas City, Missouri 64114                      Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 27, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [   ].


                                  Page 1 of 6

                           There is no Exhibit Index

CUSIP No.  150921 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     16.5%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 750,000 shares that may be purchased for $13.00 per share upon the exercise of a Common Stock Purchase Warrant during the period beginning November 27, 1995, and ending October 9, 2000.

CUSIP No.  150921 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     16.5%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 750,000 shares that may be purchased for $13.00 per share upon the exercise of a Common Stock Purchase Warrant during the period beginning November 27, 1995, and ending October 9, 2000.

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Cell Genesys, Inc. (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and Hoechst Corporation, a Delaware corporation ("HCorp"), is filed to report the purchase of 2,000,000 shares of Common Stock of the Issuer (the "Shares") and the issuance to HMRI of a warrant (the "Warrant") to purchase up to an additional 750,000 shares of Common Stock (the "Warrant Shares") for $13.00 per share. Except as set forth in this Amendment No. 1, the information set forth in the Schedule 13D remains unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     Item 3 of this Schedule 13D is amended to read as follows:

     On November 27, 1995, upon the expiration of the Waiting Period under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Waiting Period"), for an aggregate price of $20,000,000, HMRI purchased from the Issuer 2,000,000 shares of Common Stock of the Issuer (the "Shares") and a warrant (the "Warrant") to purchase up to an additional 750,000 shares of Common Stock (the "Warrant Shares") for $13.00 per share was issued. The source of funds for the purchase price of $20,000,000 was the working capital of HMRI. None of the funds were borrowed or otherwise obtained for the purpose of acquiring the Shares. The source of funds for the purchase price of $9,750,000 for the Warrant Shares is expected to be the working capital of HMRI and none of such funds are expected to be borrowed or otherwise obtained for the purpose of acquiring the Warrant Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     Item 4 of this Schedule 13D is amended by adding the following paragraph:

     The HRS Waiting Period expired and the transactions described herein were consummated on November 27, 1995.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     Paragraph (a) of Item 5 of this Schedule 13D is amended to read as follows.

     (a) HMRI beneficially owns 2,000,000 Shares of the Issuer's Common Stock representing approximately 12.6% (and 750,000 Warrant Shares together representing approximately 16.5%) of the Issuer's Common Stock outstanding at September 30, 1995 on a fully-diluted basis. The Warrant was issued to HMRI concurrently with the Shares, and HMRI has the right to acquire the Warrant Shares upon payment of the warrant exercise price. Except as may be set forth in any subsequent amendment to the Schedule, neither Hoechst AG nor HCorp, nor any executive officer or director of Hoechst AG, HMRI, or HCorp, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, HCorp, or HMRI. HMRI is a wholly-owned subsidiary of HCorp, which is a wholly-owned subsidiary of Hoechst AG. HCorp disclaims beneficial ownership of securities owned directly by HMRI.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: December 11, 1995                 By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President, Assistant
                                             General Counsel, and
                                             Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  December 11, 1995                By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Senior Vice President-Finance
                                             and Chief Financial Officer